

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 16, 2007

Mr. William M. Wells
Chief Financial Officer
Bunge Limited
50 Main Street
White Plains, New York 10606
USA

> **Re:** **Bunge Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **Form 10-Q for Fiscal Quarters Ended June 30, 2006 and September 30, 2006**
> **Filed August 9, 2006 and November 9, 2006**
> **Response Letter Dated February 7, 2007**
> **File No. 001-16625**

Dear Mr.Wells:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief